DISTRIBUTION PLAN

                               PIONEER EUROPE FUND

         DISTRIBUTION PLAN, dated as of October 9, 1990 of PIONEER EUROPE FUND, a Massachusetts business trust (the "Trust").

                                   WITNESSETH

         WHEREAS, the Trust is engaged in business as an open-end, diversified, management investment company and is registered under the Investment Company Act of 1940, as amended (collectively with the rules and regulations promulgated thereunder, the "1940 Act");

         WHEREAS, the Trust intends to distribute its shares of beneficial interest (the "Shares") of the securities portfolio of each series of the Trust which the Trustees may establish from time to time (the "portfolio") in accordance with Rule 12b-1 promulgated by the Securities and Exchange Commission under the 1940 Act ("Rule 12b-1"), and desires to adopt this Distribution Plan (the "Plan") as a Plan of Distribution pursuant to such rule;

         WHEREAS, the Trust desires to engage Pioneer Funds Distributor, Inc., a Massachusetts corporation ("PFD"), to provide certain distribution services for the Trust in connection with the Plan;

         WHEREAS, the Trust desires to enter into an underwriting agreement with PFD, whereby PFD will provide facilities and personnel and render services to the Trust in connection with the offering and distribution of Shares (the "Underwriting Agreement");

         WHEREAS, the Trust also recognizes and agrees that (a) PFD may retain the services of firms or individuals to act as dealers or wholesalers (collectively, the "Dealers") of the Shares in connection with the offering of Shares, (b) PFD may compensate any Dealer that sells Shares in the manner and at the rate or rates to be set forth in an agreement between PFD and such Dealer, and (c) PFD may make such payments to the Dealers for distribution services out of the fee paid to PFD hereunder, its profits or any other source available to it; and

         WHEREAS, the Board of Trustees of the Trust, in considering whether the Trust should adopt and implement this Plan, has evaluated such information as it deemed necessary to make an informed determination whether this Plan should be adopted and implemented and has considered such pertinent factors as it deemed necessary to form the basis for a decision to use assets of the Trust for such purposes, and has determined that there is a reasonable likelihood that the adoption and implementation of this Plan will benefit the Trust and its shareholders;
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         NOW, THEREFORE,  that Board of Trustees of the Trust hereby adopts this
Plan for the Trust as a plan for distribution in accordance with Rule 12b-1, on the following terms and conditions;

                  1. The Trust may expend pursuant to the Plan amounts not to exceed .25% of 1% of the average daily net assets of each Portfolio per annum.

                  2. Subject to the limit in paragraph 1, the Trust shall reimburse PFD for amounts expended by PFD to finance any activity which is primarily intended to result in the sale of Shares of the Trust or the provision of services to shareholders of the Trust, including but not limited to commissions or other payments to Dealers and salaries and other expenses of PFD relating to selling or servicing efforts, provided, that the Board of Trustees of the Trust shall approve categories of expenses for which reimbursement shall be made pursuant to this paragraph 2 and such reimbursement shall be paid ten
(10) days after the end of the month or quarter, as the case may be, in which such expenses are incurred. The Trust acknowledges that PFD will charge a sales load in connection with sales of such shares and that PFD will reallow to Dealers all or a portion of such sales load, as described in the Trust's Prospectus from time to time. Nothing contained herein is intended to have any effect whatsoever of PFD's ability to charge any such sales load or to reallow all or any portion thereof to Dealers.

                  3. The Trust understands that agreements between PFD and Dealers may provide for payment of fees to Dealers in connection with the sale of Shares and the provision of services to shareholders of the Trust. Nothing in this Plan shall be construed as requiring the Trust to make any payment to any Dealer or to have any obligations to any Dealer in connection with services as a dealer of the Shares. PFD shall agree and undertake that any agreement entered into between PFD and any Dealer shall provide that such Dealer shall look solely to PFD for compensation for its services thereunder and that in no event shall such Dealer seek any payment from the Trust.

                  4. Nothing herein contained shall be deemed to require the Trust to take any action contrary to its Declaration of Trust or By-Laws or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust's Board of Trustees of the responsibility for any control of the conduct of the affairs of the Trust.

                  5. This Plan shall become effective upon approval by a vote of the Board of Trustees and a vote of a majority of the Trustees who are not "interested persons" of the Trust and who have no direct or indirect financial interest in the operation of the Plan or in any agreement related to the Plan (the "Qualified Trustees"), such votes to be cast in person at a meeting called for the purpose of voting on this Plan.

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

                  6. This Plan will remain in effect indefinitely, provided that such continuance is "specifically approved at least annually" by a vote of both a majority of the Trustees of the Trust and a majority of the Qualified Trustees. If such annual approval is not obtained, this Plan shall expire on October 9, 1991.

                  7. This Plan may be amended at any time by the Board of Trustees, provided that this Plan may not be amended to increase materially the limitation on the annual percentage of average net assets which may be expended hereunder without the approval of holders of a "majority of the outstanding voting securities" of the Portfolio effected thereby and may not be materially amended in any case without a vote of a majority of both the Trustees and the Qualified Trustees. This plan may be terminated at any time by a vote of a majority of the Qualified Trustees or by a vote of the holders of a "majority of the outstanding voting securities" of the Trust.

                  8. The Trust and PFD shall provide the Trust's Board of Trustees, and the Board of Trustees shall review, at least quarterly, a written report of the amounts expended under this Plan and the purposes for which such expenditures were made.

                  9. While this Plan is in effect, the selection and nomination of Qualified Trustees shall be committed to the discretion of the Trustees who are not "interested persons" of the Trust.

                  10. For the purposes of this Plan, the terms "interested persons," "majority of the outstanding voting securities" and "specifically approved at least annually" are used as defined in the 1940 Act.

                  11. The Trust shall preserve copies of this Plan, and each agreement related hereto and each report referred to in paragraph 8 hereof (collectively, the "Records"), for a period of not less than six (6) years from the end of the fiscal year in which such Records were made and for a period of two (2) years, each of such Records shall be kept in an easily accessible place.

                  12. This Plan shall be construed in accordance with the laws of the Commonwealth of Massachusetts and the applicable provisions of the 1940 Act.

                  13. If any provision of this Plan shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Plan shall not be affected thereby.

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